
Mail Stop 4561

July 11, 2017

Mr. Sylvain Bellaïche
Chief Executive Officer
Digital Social Retail, Inc.
205 E 42nd St.
New York, NY 10017

> **Re: Digital Social Retail, Inc.**
> **Offering Statement on Form 1-A**
> **Filed June 26, 2017**
> **File No. 024-10711**

Dear Mr. Bellaïche:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unlesss we note otherwise, our references to prior comments area to comments in our April 27, 2017 letter.

Summary

General

1.   Consider including a pro forma capitalization table that reflects the proceeds from this offering and the repayment of debt assuming the minimum and maximum shares are sold. Also, consider including a footnote to the table discussing the impact on your capitalization if the $250,000 promissory notes automatically converted into common stock and warrants upon qualification of this offering.

Use of Proceeds, page 3

2.   Please disclose that a portion of your proceeds will be used to repay debt to Holosfind, if true. In the Use of Proceeds section, describe the material terms of the indebtedness and the use of the proceeds arising from such indebtedness. Refer to Item 6 of Form 1-A.

Dilution, page 24

3.   Please revise to provide quantified dilution information that reflects the impact of selling the minimum and maximum number of units being offered. Also, include a discussion of the potential dilution to shareholders if the promissory notes convert into common stock upon qualification of this offering.

Description of Business, page 29

4.   We note your response to prior comment 3 and your revisions to Note F, where you state that "[a]pproximately 59% and 27% of the operating revenues were derived from other two customers in the years ended December 31, 2016 and 2015, respectively."   Please revise to identify these customers and describe any corresponding material risks to your business. Refer to Item 7(a)(2) of Form 1-A.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 44

5.   Revise to discuss your results for the fiscal year ended December 31, 2016, including material changes in revenues generated during 2016 as compared to 2015. Refer to Item 9 of Form 1-A.

Liquidity and Capital Resources, page 45

6.   Please disclose the minimum period of time that you will be able to conduct your planned operations using only currently available capital resources without regard to the proceeds you expect to receive from the offering.

Security Ownership of Management and Certain Securityholders, page 49

7.   You state that pursuant to the Forbearance Agreement, MGP II will own 9.99% of the company's issued and outstanding common stock on a fully-diluted basis following this offering. Please explain why the beneficial ownership table shows MG Partners II having an 8.12% ownership following the offering.

Exhibits, page III-1

8.   We note your response to prior comment 4. Please file the agreement relating to your intellectual property license with Holosfind. Please also file the Corp. Services Agreement, and discuss its material terms. It appears that these are related party agreements and should be filed. Refer to Item 17(6)(b) of Form 1-A.

Signatures

9.   Please revise to indicate whether Pierre Martin is signing in his capacity as both principal accounting officer and principal financial officer, assuming he currently occupies those positions.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407, or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney at (202) 551-3853 or me at (202) 551-3453 with any other questions.

                                        Sincerely,

                                        /s/ Jan Woo

                                        Jan Woo
                                        Legal Branch Chief
                                        Office of Information Technologies
                                        and Services

cc: Sarah E. Williams, Esq.
        Ellenoff Grossman & Schole LLP